April 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:  Post-Effective Amendment No. 1 to the Form N-6 Registration
Statement filed on behalf of Minnesota Life Individual Variable
Universal Life Account (File: 333-183590; 811-22093)

Dear Commissioners:

This letter responds to oral comments received by Minnesota Life
Insurance Company (the "Company") on April 12, 2013 from the staff of the Securities and Exchange Commission ("SEC") in relation to the post effective filing for the ML Premier Variable Life
Insurance policy (the "Policy").

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1.  General Comments

Please clarify supplementally whether there are any types of guarantees, credit enhancements or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

Response:

The Company does not currently have any guarantee, credit enhancements or support agreements with third parties to support the Company's guarantees under the Policies. Accordingly, the Company is solely responsible for paying out on any guarantees associated with the Policies.



Securities and Exchange Commission
April 16, 2013
Page 2 of 2



2.  Supplemental Agreements - Long Term Care Agreement (p.63)

Under the section Supplemental Agreements - Long Term Care Agreement, in the second full paragraph on page 63, the term "partial withdrawal" is referenced. This appears to be the only reference to partial withdrawal in the prospectus. Is there a distinction between the term "partial surrender" and "partial withdrawal"? If so, please describe the distinction and how they function differently.

Response:

There is no distinction between the terms "partial withdrawal" and "partial surrender". In response to the SEC Staff comment, the term partial withdrawal will be changed to partial surrender so that the terminology is consistent throughout the prospectus.

3.  Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in post-effective amendment No. 1 to the Registration Statement.

Response:

The Company confirms that any financial statements, exhibits, consents, and other required disclosures not included in this filing will be included in post-effective amendment No. 2 to the Registration Statement.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: 	Thomas E. Bisset, Esq.